

SECURITIES AND EXCHANGE COMMISSION


RECD S.E.C.
MAY - 5 2003

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Progress Energy, Inc.	0001094093
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1 (Exhibits L-1 and L-2)	File No. 70-9659
Electronic Report, Schedule or Registration	SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2002.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on May 5, 2003, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for Progress Energy, Inc.



Exhibit L-1

2003 Analyst Meeting


Progress Energy

Progress Ventures

Tom Kilgore

President, Progress Ventures


Progress Energy

Discussion Topics

- Overview
- 2002 Recap
- Strategy
- Key Questions
- Conclusion

Progress Ventures Overview



- Synthetic fuels
- Gas reserves and production
- Coal production, blending and transloading
- Margin optimization through:
  - hedging fuel production
  - operating efficiencies
  - scale in coal, synfuels


Competitive
Commercial
Operations

- 3,100 MWs of generation
- Sales to load-serving entities
- Margin optimization through:
  - structured deals
  - fuel and risk management
  - long-term customer relationships


Regulated
Wholesale
Marketing

- 5,000 MWs of regulated generation
- Excess utility generation sold when profitable
- Margin optimization through:
  - system-backed products
  - market presence
  - long-term customer relationships

Progress Energy

Market Dynamics

- Generation overbuild
- Trading scandals
- Demise of counterparties
- Credit constraints
- Decline in tolling opportunities
- Customer caution
- Robust gas prices

2002 Recap

($ millions)

	Plan	Actual	Difference Due To
Synfuels	$170-175	$156	Lower tax appetite
Progress Fuels	30-40	15	Delay in synfuels monetization; Increase in interest allocation
Competitive Generation	30-40	35	On target
Energy Marketing *	75-85	65	Better regulated wholesale markets; Soft nonregulated wholesale markets
Target Earnings	$305-335	$271	

*Includes regulated and nonregulated wholesale marketing

Progress Energy

Wholesale Energy Strategy

- Secure term contracts with load-serving entities
  - Seek customers with reliability, deliverability and price criteria
- Establish generation asset pods that support reliability and deliverability at reasonable long-term clearing price
  - Offer “system” products
  - Achieve “market clearing” all-in costs
- Grow investment base in proven gas reserves and related assets
- Leverage other physical assets in energy value chain
  - Mid-stream coal assets and technology

Near-Term Focus

- Retreat from aggressive nonregulated generation growth
- Focus on getting best returns from existing assets
- Continue gas development
- Continue emphasis on regulated wholesale
- Develop skills and capabilities for future

Progress Energy

Key Questions

- Why natural gas?
- Natural gas hedging strategy?
- Synthetic fuels: PFA and monetization?
- Nonregulated contract status and prospects?
- Risk management and capital?
- Regulated wholesale status and prospects?
- Acquisition game plan?
- Financial forecast?

Progress Energy

Key Questions

- Why natural gas?
- Natural gas hedging strategy?
- Synthetic fuels: PFA and monetization?
- Nonregulated contract status and prospects?
- Risk management and capital?
- Regulated wholesale status and prospects?
- Acquisition game plan?
- Financial forecast?

Gas Development Strategy

Build a gas reserve base that provides

- Attractive returns
- Earnings growth
- Long-term hedge for Progress Ventures' competitive gas needs
- Meaningful presence in natural gas markets

Progress Energy

Gas Utilization vs. Production



Annual bcf
60
50
40
30
20
10
0
Use "at market" plants
Production - Westchester
Production - 2003 Acquisition
2003
Power Market Equilibrium *

* Capacity factor assumptions: 15% for CTs and 50% for CCs

Progress Energy

Security Requirements - Example

Market Hedge of Competitive Gas Needs ($ millions)

Total Fuel Required: 7 Year Contract, 3100 MWs	420 bcf *
Fuel Contract Value @ Current Market	$1,700
Expected market price variability (up or down)	$750
Potential security required (4 months consumption {$80M} plus market volatility)	$830

Market hedge would "use" our balance sheet but not provide earnings or return

*Assumes Power Market Equilibrium

Progress Energy

Near Term Plans

- Gas production hedging guideline
  - 24 months forward
  - 80% of producing wells
- Hedge competitive gas needs if we have contracts
  - In financial markets near term
  - Through production longer term
- Continue to grow gas reserve base
  - In areas with price correlation (>90%) to Henry Hub
- Sell Mesa properties
- Explore storage options

Progress Energy

Hedging Discipline



Westchester Position
Annual Production bcf
16
14
12
10
8
6
4
2
0
Average Hedged Price
$3.86
Average Hedged Price
$4.08
Volume
Volume Hedged
74%
68%
77%
55%
Current Production
Budgeted Production
2003
Current Production
Budgeted Production
2004

Progress Energy

Financial Discipline in Acquisitions

Criteria	Risk Mitigation
Long life reserves	Lower drilling risks Limits impact of price volatility
High percentage of producing reserves	Reliable cash flow Lower risk
Concentrated properties	Lowers overhead Ability to learn and replicate
Market access	Ensures gas flow at index prices
High correlation to Henry Hub	Fit with competitive generation
Payback 6-7 years	Limits exposure to long-term forecasts
IRR: 9-11% after tax	Avoids overpaying

Progress Energy

Operational Excellence

Westchester Results

- Accretive in first year, $7 million of net income
- Successfully accelerated drilling - 28 wells
- Generated revenue from $0 value wells
- Divested Service Company and achieved favorable outsourcing agreement
- Hired key personnel

Progress Energy

Gas Asset Acquisitions

<u>Three Properties</u>

195 bcf proved reserves
162 producing wells
11 bcf annual production
$148 million total price



149 bcf proved reserves
2 add-on properties 46 bcf proved reserves
North Texas Gas
Westchester

Progress Energy

Why We Can Be Successful

- Financial discipline in making acquisitions
- Financial discipline in hedging production
- Operational excellence

Progress Energy

Key Questions

- Why natural gas?
- Natural gas hedging strategy?
- Synthetic fuels: PFA and monetization?
- Nonregulated contract status and prospects?
- Risk management and capital?
- Regulated wholesale status and prospects?
- Acquisition game plan?
- Financial forecast?

Synthetic Fuels - Update

- Pre-Filing Agreement (PFA) Program
  - New accelerated IRS exam program
  - Resolution of issues before tax return filing
- Monetization
  - Current market dynamics
  - Price vs. risk
  - Interplay with PFA
- Margin improvement emphasis

Key Questions

- Why natural gas?
- Natural gas hedging strategy?
- Synthetic fuels: PFA and monetization?
- Nonregulated contract status and prospects?
- Risk management and capital?
- Regulated wholesale status and prospects?
- Acquisition game plan?
- Financial forecast?

Progress Ventures Generation



Monroe
- 315 MW operating
  - *Unit 1 – Toll through 2004*
  - *Unit 2 – Dynegy buyout* - **unsold**

Walton
- 460 MW operating
  - *Toll through 2004*

Washington
- 600 MW under construction
  - *Toll through 2004*

Rowan (Phase 1 & Phase 2)
- 459 MW operating
  - *Unit1 – Toll through June 2007*
  - *Unit 2 – Toll through 2005*
  - *Unit 3 – Toll June 2004 through May 2008*
- 466 MW under construction
  - *Complete June 2003* - **unsold**

Effingham
- 480 MW under construction
  - *Complete August 2003* - **unsold**

DeSoto gas/oil
- 320 MW operating
  - *Toll through 2007*

Progress Energy

Generation Under Contract



Contract terms are 3-5 years
MWs
3500
3000
2500
2000
1500
1000
500
0
2003
63% Contracted
2004
69% Contracted
2005
25% Contracted
Under Contract
Not Under Contract



Progress Energy

Conservative Outlook

- Gross margins from contracted generation approximately $125M in both 2003 and 2004
- Conservative dispatch assumptions in the forecast:

2002 Budgeted Starts	2002 Actual Starts	2003 Budgeted Starts
800	129	72

- Uncontracted MWs in 2003 at spot prices

Progress Energy

2003 Projection

- Margin from uncontracted MWs ~ $4M
- Forward power prices in Southern region
  - Summer ‘03 @ approx. $48 / MWh (5x16 on peak)
  - Calendar ‘03 @ approx. $40 / MWh (5x16 on peak)
- Both gas and oil fuel capability

Competitive Commercial Operations

- System products with creditworthy customers a priority
- Pursuing load-serving entities
  - Near term: Georgia, North Carolina, PJM
  - Longer term: FRCC, Cinergy and ECAR
- Optimizing natural gas production, supply and storage

55 GW of load-serving entity contracts up for renewal by 2005

Progress Energy

Georgia System Model

- Multiple plants; multiple technologies; dispersed geography
- Transmission access and fuel source diversity
- Customers under contract and significant opportunities for renewal
- A number of emergent customer needs

Opportunity
Sell a variety of products at multiple maturities

Key Questions

- Why natural gas?
- Natural gas hedging strategy?
- Synthetic fuels: PFA and monetization?
- Nonregulated contract status and prospects?
- Risk management and capital?
- Regulated wholesale status and prospects?
- Acquisition game plan?
- Financial forecast?

Progress Energy

Risk Capital

- **Annual risk capital** – 2003 allocation of $26.5 million for trading exposures across regulated and competitive groups
- **Earnings-at-risk** – $1.8 million based on a 1-day holding period and 95% confidence
- **Credit lines** – allocation of $400 million in credit and parent guarantees



Daily reporting to Senior Management

Progress Energy

Key Questions

- Why natural gas?
- Natural gas hedging strategy?
- Synthetic fuels: PFA and monetization?
- Nonregulated contract status and prospects?
- Risk management and capital?
- Regulated wholesale status and prospects?
- Acquisition game plan?
- Financial forecast?

Progress Energy

Regulated Wholesale Marketing

- Wholesale markets have improved on regulated side
- "System products" and stability attractive to customers
- Traditional customers more interested in longer term extensions
- Pricing continues to provide attractive returns
- No credit issues with counterparties
- Renewed focus in Florida
- Earnings contribution expected to continue/improve over next 5 years

Progress Energy

Key Questions

- Why natural gas?
- Natural gas hedging strategy?
- Synthetic fuels: PFA and monetization?
- Nonregulated contract status and prospects?
- Risk management and capital?
- Regulated wholesale status and prospects?
- Acquisition game plan?
- Financial forecast?

Progress Energy

Acquisition Plans

- Natural gas
  - Where it fits our strategy
- Distressed assets
  - Not likely without contracts

Key Questions

- Why natural gas?
- Natural gas hedging strategy?
- Synthetic fuels: PFA and monetization?
- Nonregulated contract status and prospects?
- Risk management and capital?
- Regulated wholesale status and prospects?
- Acquisition game plan?
- Financial forecast?

Conclusion

- Expand gas business wisely and hedge volatility
- Sell “firmer” power products
- Price aggressively for the next 3 years
- Pursue other growth opportunities

Progress Energy



WA ... JRITIES
FIXE ... TIN

February 28, 2003

Progress Energy, Inc. (PGN)

G. Gary Garcia • M. Grant Jordan
(704) 374-6452/(800) 528-4580

Coupon	Issue	Maturity	Moody's/ S&P	Amt. Out. ($mm)	Recent Bid	Current Yield	YTM	YTM Spread
7.1%	Sr. Notes	3/1/2011	Baa2/BBB	1,250	111.50	6.37%	5.32%	145
7.75%	Sr. Notes	3/1/2031	Baa2/BBB	650	115.60	6.70%	6.53%	170
Common equity PGN, 238.0 million shares, $38.72 per share, $9.2 billion in equity market capital.								

Highlights of Analyst Meeting; Maintaining Hold Recommendation

- Progress will no longer allocate regulated wholesale earnings to Progress Ventures.
- Progress is working on contracting its merchant power, which will constitute 75% of Progress Ventures' total capacity in 2005.
- Progress Energy will issue $300 million in equity in 2003 and 2004 for acquisitions.
- Acquisition plans include the purchase of 35 billion cubic feet (Bcf) of gas production to match the company's gas utilization.

We attended Progress Energy, Inc.'s analyst meeting and had an opportunity to spend some time with management. We will not attempt to cover the entire meeting, because most of the material was covered in the company's last earnings call.

The company's strategy continues to focus on three primary areas:

- **Focusing on what the company knows.** Progress avoided many of the pitfalls that have plagued many of its competitors. The company did not enter the international arena or attempt to gain a foothold in the energy trading business. However, Progress invested in the telecom industry.
- **Pursue real and sustainable growth.** Progress is focused on its utility operations and the growth of its gas development as a hedge for the company's fuel usage.
- **Manage business to the highest standard.** The company has spent capital on its Commitment to Excellence program in addition to having one of the best operating fleets of nuclear assets with a 97.3% capacity factor in 2002. The company plans to replace the reactor vessel head at the Crystal River plant in the fall and the Robinson plant within the next several years.

Progress's strategy of acquiring gas properties is due to its utilization of 60 Bcf annually in its generation plants. Progress has the ability to produce approximately 25 Bcf in 2003 through its existing gas properties, leaving it 35 Bcf short of its target. Using the price of its latest acquisition of 195 Bcf or 11 Bcf of annual production, we expect Progress to spend approximately $500 million to acquire an additional 35 Bcf of annual gas production. Although we agree with this strategy as a hedge against the company's fuel costs for the generation portfolio, we do not understand why Progress needs to hedge its fuel requirements for its regulated generation assets, which are allowed to recover changes in fuel prices. Progress has been successful in contracting gas from its recent acquisition. The company has hedged 70% of the production for 2003 at $6.50 million British thermal unit (mmBtu).

One of Progress Venture's biggest hurdles will be to contract its merchant generation. Progress Ventures has 63% of the power contracted for 2003 and 69% for 2004, however, the number drops to 25% in 2005. This is largely due to tolling agreements expiring in 2004. Having the additional gas reserves allows the company to be more flexible in how they run their business. If spark spreads improve, Progress Ventures will run these plants and sell its gas reserves, however, if these plants stay idle due to the continued low spark spreads because of high gas pricing, the company can take advantage by selling its gas production.

Progress has a few planned divestitures over the next few years. The company plans to divest the Mesa properties, which are the gas reserves in Colorado. These reserves do not have good price correlation to the company's generation plants and therefore do not provide the proper hedge to changes in gas prices. Progress has modeled approximately $75 million in cash proceeds from the sale of this business in its projections. The company continues to pursue the divestiture of Railcar Ltd. Due to the slowdown in the business last year, the company does not plan to market this business until year-end, for a close date in2004. The company is not expecting net cash proceeds after paying the leases associated with the railcars.

Progress reiterated its plan to improve the balance sheet. The company is still targeting a debt to capitalization of 59% and 57% at year-end 2003 and 2004, respectively. Because the company's cash projections in 2003 are slightly negative (free cash flow of negative $370 million) and breakeven in 2004, the improvement is not coming from a decrease in debt, but an increase in retained earnings.

We continue to like Progress' story and believe it has strong utility operations supported by its investment in gas properties and merchant generation. We would like to see the company make progress this year on selling the railcar business and contracting at least two-thirds of its merchant power. We believe if this can be accomplished, Standard & Poor's Corp. will upgrade its rating to stable. We continue to recommend a hold on Progress' unsecured bonds at current trading levels.





February 28, 2003

Additional information is available on request.

Wachovia Securities, Inc., or a predecessor, managed or co-managed an offering of securities for PGN within the past three years.

Wachovia Securities, Inc., will sell or buy the subject securities to/from customers on a principal basis.

This report, IDs and passwords are available at wachoviaresearch.com.